SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on June 19th, 2019, drawn up in summary form

1.           Date, Time and Venue. On June 19th, 2019, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.           Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Vicente Falconi Campos, Luis Felipe Pedreira Dutra Leite, Nelson José Jamel, Antonio Carlos Augusto Ribeiro Bonchristiano, Cecília Sicupira and Marcos de Barros Lisboa.

3.            Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.           Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.            Option Plan and Capital Increases. In accordance with the issuance flow of new shares to be delivered to the beneficiaries of the Company's stock option programs exercising their respective options, approved by the Board of Directors at a meeting held on March 25, 2019, to verify the following capital increases, within the authorized capital limit, as provided for on article 6 of the Company's bylaws and pursuant to article 166, item III, of Law 6,404/76, and to determine the Company's Board of Executive Officers to promote the registration of the capital increases with the Board Trade in compliance with the provisions of article 166, paragraph 1, of Law 6,404/76:

4.1.1.     Capital Increase - Option Plan - Migration Program (2009). In view of the exercise of options on May 20, 2019, as granted by Companhia de Bebidas das Américas - AmBev ("Cia de Bebidas") on July 30, 2009 and received by the Company under the terms of the "Migration Program", approved by the Board of Directors on July 31, 2013, within the scope of the Company's Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (“Stock Option Plan” and "Migration Program", respectively), it was issued 25,075 new common shares for the total issue price of R$ 90,028.59, with the capital stock increasing from R$ 57,799,629,900.50 to R$ 57,799,719,929.09. The capital stock is now divided into 15,727,306.812 registered common shares, with no par value.

4.1.2.     Capital Increase - Option Plan - Migration Program (2010). In view of the exercise of options on May 24, 2019, as granted by Cia de Bebidas on March 1st, 2010 and received by the Company pursuant to the Migration Program, it was issued 32,200 new common shares for the total issue price of  R$ 72,802.91, with the capital stock increasing from R$ 57,799,719,929.09 to R$ 57,799,792,732.00. The capital stock is now divided into 15,727,339.012 registered common shares, with no par value.

4.1.3.     Capital Increase - Option Plan - Migration Program (2010). In view of the exercise of options on May 30, 2019, as granted by Cia de Bebidas on November 30, 2010 and received by the Company pursuant to the Migration Program, it was issued 30,125 new common shares for the total issue price of R$ 281,957.95, with the capital stock increasing from R$ 57,799,792,732.00 to R$ 57,800,074,689.95. The capital stock is now divided into 15,727,369.137 registered common shares, with no par value.

4.1.4.     Capital Increase - Option Plan - Migration Program (2010). In view of the exercise of options on June 4, 2019, as granted by Cia de Bebidas on March 1st, 2010 and received by the Company pursuant to the Migration Program, it was issued 39,475 new common shares for the total issue price of R$ 303,378.48, with the capital stock increasing from R$ 57,800,074,689.95 to R$ 57,800,378,068.43. The capital stock is now divided into 15,727,408.612 registered common shares, with no par value.

4.1.5.     Capital Increase - Option Plan - Migration Program (2009). In view of the exercise of options on June 7, 2019, as granted by Cia de Bebidas on July 30, 2009 and received by the Company pursuant to the Migration Program, it was issued 53,350 new common shares for the total issue price of R$ 183,055.92, with the capital stock increasing from R$ 57,800,378,068.43 to R$ 57,800,561,124.35. The capital stock is now divided into 15,727,461.962 registered common shares, with no par value.

4.1.6.     Capital Increase - Option Plan - Program 2013.2. In view of the exercise of options on June 11, 2019, as granted under the terms of the “Second Program for the year of 2013 of the Company’s Stock Option Plan”, approved by the Board of Directors on December 2nd, 2013, within the scope of the Company’s Stock Option Plan, it was issued 16,126 new common shares for the total issue price of R$ 283,172.56, with the capital stock increasing from R$ 57,800,561,124.35 to R$ 57,800,844,296.91. The capital stock is now divided into 15,727,478.088 registered common shares, with no par value.

4.1.7.     Capital Increase - Option Plan - Migration Program (2009). In view of the exercise of options on June 12, 2019, as granted by Cia de Bebidas on July 30, 2009 and received by the Company pursuant to the Migration Program, it was issued 44,475 new common shares for the total issue price of R$ 152,073.61, with the capital stock increasing from R$ 57,800,844,296.91 to R$ 57,800,996,370.52. The capital stock is now divided into 15.727.522.563 registered common shares, with no par value.

The new issued shares pursuant to items 4.1.1 to 4.1.7 above shall participate under equal conditions with the other shares of all the benefits and advantages that may be declared as of the date hereof.

5.            Closure. With no further matters to be discussed, these Minutes hereof were drawn up and duly executed.

São Paulo, June 19th, 2019.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito
/s/ Milton Seligman	/s/ Marcos de Barros Lisboa
/s/ José Heitor Attilio Gracioso	/s/ Roberto Moses Thompson Motta
/s/ Luis Felipe Pedreira Dutra Leite	/s/ Vicente Falconi Campos
/s/ Nelson José Jamel	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Cecília Sicupira	/s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2019

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer